50 12/2/02

19 12/3

02019265

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 16846

SEC MAIL PROCESSING SECTION RECEIVED NOV 26 2002 WASH, D.C. 187

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/01 (MM/DD/YY) AND ENDING 09/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AMERICAN RESEARCH & MANAGEMENT COMPANY

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

145 FRONT STREET
(No. and Street)

MARION (City) MASSACHUSETTS (State) 02738 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CHARLES G. PAULSEN 508-748-1665
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DAVIS, BENOIT AND MCARDLE, CPAS
(Name – *if individual, state last, first, middle name*)

163 FRONT STREET (Address) MARION (City) MASSACHUSETTS (State) 02738 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 04 2002
THOMSON FINANCIAL

P

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, CHARLES G. PAULSEN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AMERICAN RESEARCH AND MANAGEMENT COMPANY, as of SEPTEMBER 30, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Plymouth County
Commonwealth of Massachusetts

Signature

PRESIDENT AND ASSISTANT TREASURER
Title

Notary Public
My Commission Expires May 19, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

American Research & Management Co.

DAVIS, BENOIT & MCARDLE
Certified Public Accountants

Everett M. Davis, CPA, *Retired*
James N. Benoit, CPA
Joseph L. McArdle, Jr., CPA

163 Front Street ~ P.O. Box 1037
Marion, Massachusetts 02738
Phone: (508) 748-1611
Fax: (508) 748-2216

Independent Auditor's Report

Board of Directors
American Research & Management Co.
Marion, Massachusetts

We have audited the accompanying statements of financial condition of American Research & Management Co. (a Delaware Corporation) as of September 30, 2002 and 2001 and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Research & Management Co. at September 30, 2002 and 2001 and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Davis, Benoit & McArdle

Davis, Benoit & McArdle
Certified Public Accountants

Marion, Massachusetts
November 15, 2002

American Research & Management Co.

Statements of Financial Condition

September 30, 2002 and 2001

	September 30, 2002	2001
Assets		
Cash	$132,579	$137,676
Cash and securities on deposit subject to federal and other regulations	120,000	120,000
Deposits with clearing organizations - securities with a market value of $66,028 in 2002 and securities with a market value of $65,093 in 2001	66,028	65,093
Short-term investments, at cost which approximates market	200,000	200,000
Other investment not readily marketable, at cost	3,300	3,300
Office furniture, equipment and leasehold improvements net of accumulated depreciation, and amortization, $106,784 in 2002 and $90,168 in 2001	25,250	28,928
Prepaid expenses	8,276	-
Total Assets	$555,433	$554,997
Liabilities and Stockholders' Equity		
Liabilities		
Customer credit balances	$ 16,888	$ 15,715
Related party credit balances	184	20,283
Total Credit Balances	17,072	35,998
Income taxes payable	3,415	612
Deferred income taxes	6,784	7,623
Accounts payable and accrued expenses	1,210	1,216
Accrued profit sharing contribution	131,702	130,255
Total Liabilities	160,183	175,704
Subordinated Liabilities		
Liabilities subordinated to claims of general creditors	180,000	180,000
Stockholders' Equity		
Capital stock, $1 par value, 5,000 shares authorized, 200 shares issued and outstanding	200	200
Additional paid-in capital	49,800	49,800
Retained earnings	165,250	149,293
Total Stockholders' Equity	215,250	199,293
Total Liabilities and Stockholders' Equity	$555,433	$554,997

The accompanying notes are an integral part of these financial statements.

American Research & Management Co.

Statements of Income

For the Years Ended September 30, 2002 and 2001

	September 30, 2002	September 30, 2001
Revenue		
Investment management fees - customers	$1,567,997	$1,677,863
- related parties	36,734	37,107
Brokerage commissions	173,185	95,565
Investment income	10,221	27,034
Total Revenue	1,788,137	1,837,569
Operating Expenses		
Salaries - officers	979,345	1,099,369
Salaries - administrative	198,012	188,363
Payroll taxes	52,196	52,705
Employment benefits	203,340	203,124
Custody and clearance charges	94,026	54,485
Data processing	7,955	2,123
Depreciation	16,616	13,874
Dues and subscriptions	20,736	21,499
Professional fees	9,696	8,762
Office supplies and expenses	34,880	25,917
Registration fees	7,883	4,300
Rent	72,840	70,720
Interest expense	14,400	14,400
Telephone	14,789	26,710
Utilities	7,247	7,049
Travel and entertainment	2,381	2,466
Insurance	6,674	6,635
Outside services	7,925	5,503
Repairs and maintenance	1,455	4,386
Miscellaneous	2,902	5,463
Total Operating Expenses	1,755,298	1,817,853
Operating Income Before Income Taxes	32,839	19,716
Provision for Income Taxes		
Current expense	17,721	14,512
Deferred benefit	(839)	(2,505)
Total Income Taxes	16,882	12,007
Net Income	$ 15,957	$ 7,709
Earnings per share of common stock	$ 79.79	$ 38.55
Weighted average shares outstanding	200	200

The accompanying notes are an integral part of these financial statements.

American Research & Management Co.

Statement of Changes in Stockholders' Equity

For the Years Ended September 30, 2002 and 2001

	Common Stock		Additional	
	Number of Shares	Amount	paid in Capital	Retained Earnings
Balance, September 30, 2000	200	$200	$49,800	$141,584
Net income for the year				7,709
Balance, September 30, 2001	200	200	49,800	149,293
Net income for the year				15,957
Balance, September 30, 2002	200	$200	$49,800	$165,250

The accompanying notes are an integral part of these financial statements.

American Research & Management Co.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

For the Years Ended September 30, 2002 and 2001

Subordinated Liabilities at October 1, 2000	$180,000
Increases and decreases	-
Subordinated Liabilities at September 30, 2001	180,000
Increases and decreases	-
Subordinated Liabilities at September 30, 2002	$180,000

The accompanying notes are an integral part of these financial statements.

American Research & Management Co.

Statements of Cash Flows

For the Years Ended September 30, 2002 and 2001

	September 30, 2002	September 30, 2001
Cash Flows from Operating Activities		
Net Income	$ 15,957	$ 7,709
Adjustments to reconcile net income or loss to net cash provided by operating activities		
Depreciation	16,616	13,874
Deferred income tax (benefit)	(839)	(2,505)
Change in assets and liabilities		
(Increase) Decrease in cash and securities held with clearing organizations	(935)	(3,735)
(Increase) Decrease in prepaid expenses	(8,276)	-
Increase (Decrease) in customer credit balances	1,173	14,165
Increase (Decrease) in related party credit balances	(20,099)	(40,705)
Increase (Decrease) in deferred income	-	(2,000)
Increase (Decrease) in income taxes payable	2,803	(5,014)
Increase (Decrease) in accounts payable and accrued expenses	(6)	-
Increase (Decrease) in accrued profit sharing contribution	1,447	130,255
Total Adjustments	(8,116)	104,335
Net Cash Provided by Operating Activities	7,841	112,044
Cash Flows from Investing Activities		
Proceeds from equipment sold	-	1,000
Proceeds from U. S. Government Obligations	-	188,781
Purchase of equipment and leasehold improvements	(12,938)	(5,041)
Purchase of other Investments	-	(200,000)
Net Cash (Used by) Investing Activities	(12,938)	(15,260)
Cash Flows from Financing Activities		
Proceeds from issuance of subordinated note	180,000	-
Payments of subordinated notes	(180,000)	-
Net Cash Provided by Financing Activities	-	-
Increase (Decrease) in Cash	(5,097)	96,784
Cash at Beginning of Year	137,676	40,892
Cash at End of Year	$132,579	$137,676
Supplemental Disclosures of Cash Flow Information		
Cash paid during the year for:		
Interest (none of which is capitalized)	$ 14,400	$ 14,400
Income taxes	14,918	19,526
Supplemental Schedule of Non-cash Investing Activities		
Book value of equipment sold	$ -	$ 1,000

The accompanying notes are an integral part of these financial statements.

American Research & Management Co.

Notes to Financial Statements

September 30, 2002 and 2001

Note A - Summary of Significant Accounting Policies

American Research & Management Company, a Delaware Corporation, is registered as an investment advisor and broker. The Company is engaged primarily in investment advisory, custody and brokerage services. These services are specifically designed to provide the elements of integrated investment management.

1. Office Furniture, Equipment and Leasehold Improvements

   Office furniture and equipment are stated at cost. Depreciation is provided on the straight-line method and the modified accelerated cost recovery system method based upon the estimated useful life of the assets which is five to seven years.

   Leasehold improvements are stated at cost. Amortization is provided on the modified accelerated cost recovery system method based upon the estimated useful life of the assets which is 31.5 years.

   Depreciation expense was $16,616 and $13,874 for the years ended September 30, 2002 and 2001, respectively.

2. Statement of Cash Flows

   For purposes of the statement of cash flows, the Corporation considers only unrestricted demand deposits to be cash.

3. Income Taxes

   The Corporation provides for deferred taxes on temporary differences arising from assets and liabilities whose bases are different for financial reporting and federal income tax purposes. The differences relate primarily to depreciable assets.

4. Advertising

   The Company expenses all non-direct response advertising as incurred.

5. Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Note B - Cash and Securities on Deposit Subject to Federal and Other Regulations

At September 30, 2002 and September 30, 2001 cash in the amount of $120,000 each year, was restricted as to use and segregated in a special reserve bank account under rule 15c3-3 of the Securities and Exchange Commission. The amount each year is for the benefit of customers and related parties whose credit balance amounts were $17,072 and $35,998 at September 30, 2002 and September 30, 2001, respectively.

Note C - Net Capital Requirements

The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2002, the Corporation had net capital of $359,387 which was $109,387 in excess of its required net capital of $250,000. The net capital ratio of the Corporation was .43 to 1.0. At September 30, 2001 the Corporation had net capital of $348,886 which was $98,886 in excess of its required net capital of $250,000. The net capital ratio of the Corporation was .48 to 1.0.

Note D - Profit Sharing Plan

The Corporation has a voluntary, noncontributory profit sharing plan covering substantially all of its employees. Contributions to the plan are determined each plan year at the discretion of the Board of Directors. For the year ended September 30, 2001, the Profit Sharing Plan contribution and expense was $130,255. For the year ended September 30, 2002, the Profit Sharing Plan contribution and expense was $131,702.

American Research & Management Co.
Notes to Financial Statements (Continued)
September 30, 2002 and 2001

Note E - Operating Lease Commitments

The Corporation leases its office space under a 5 year operating lease expiring on June 16, 2004. After that date the Company will lease its office space, as a tenant at will until such time as a new lease agreement is executed.

Rental expense under the operating lease for the years ended September 30, 2002 and 2001 was $72,840 and $70,720 respectively.

The minimum rental commitments under the operating lease are as follows at September 30:

2003	$74,841
to June 15, 2004	57,384

Note F - Income Taxes

The net deferred tax liability in the accompanying statements of financial condition includes the following amounts:

	2002	2001
Deferred tax liability	$6,784	$7,623

The deferred tax liability results from the use of accelerated depreciation of property and equipment.

The components of income tax expense from continuing operations at September 30, 2002 and 2001 were:

	2002	2001
Current		
Federal	$13,164	$10,486
State	4,557	4,026
	$17,721	$14,512
Deferred Benefit		
Federal	$(839)	$(2,505)

American Research & Management Co.
Notes to Financial Statements (Continued)
September 30, 2002 and 2001

Note F - Income Taxes (Continued)

The provision for federal income tax was determined as follows:

	2002	2001
Net income per books	$15,957	$ 7,709
Adjustments:		
Provision for federal income tax	13,164	10,486
Deferred income tax	(839)	(2,505)
Officer life insurance premiums	6,768	6,768
Depreciation adjustment for tax purposes	2,397	7,156
Unallowed meals	163	345
Taxable Income or (Loss)	37,610	29,959
Tax at Statutory Rates	$13,164	$10,486

Note G - Liabilities Subordinated to Claims of General Creditors

The borrowings under subordination agreements at September 30, 2002 are listed below

Subordinated note at 8%, due December 15, 2005	$180,000

The subordinated borrowing is covered by an agreement approved by the National Association of Securities Dealers and thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Note H - Related Party Transactions

The Corporation leases office space from a Partnership in which the stockholders of American Research & Management Co. are the general partners. As described in Note E, the lease will expire on June 15, 2004. Office lease payments to a related party for the years ended September 30, 2002 and 2001 were $72,840 and $70,720, respectively.

Note H - Related Party Transactions (Continued)

Credit balances for the benefit of related parties were $184 and $20,283 for the years ended September 30, 2002 and 2001, respectively.

Investment management fees charged to immediate family members and included in income for the years ended September 30, 2002 and 2001 were $36,734 and $37,107, respectively.

During the year subordinated notes of $180,000 were paid to stockholders. At the same time a stockholder of the Corporation advanced $180,000 to the Corporation resulting in a single subordinated note payable of $180,000. As described in Note G, the note is subordinated to the claims of general creditors. Interest on the notes at 8% totalling $14,400 was paid to stockholders for the years ended September 30, 2002 and 2001, respectively.

Note I - Concentrations of Credit Risk

The Corporation maintains its cash balances in one financial institution located in Boston, Massachusetts. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000. At September 30, 2002 and 2001 the Corporation's uninsured cash balances totaled $1,428,211 and $356,820, respectively.

Note J - Fair Values of Financial Instruments

The estimated fair values of the Company's financial instruments (all of which are held for nontrading purposes) are as follows:

	2002		2001	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash	$132,579	$132,579	$137,676	$137,676
Cash and securities on deposit subject to federal and other regulations	120,000	120,000	120,000	120,000
Deposits with clearing organizations:				
Money fund	66,028	66,028	65,093	65,093
Short term investments	200,000	200,000	200,000	200,000
Other investments	3,300	3,300	3,300	3,300

American Research & Management Co.
Notes to Financial Statements (Concluded)
September 30, 2002 and 2001

Note J - Fair Values of Financial Instruments (Continued)

The carrying amount is the fair value for cash. For securities, fair values are estimates based on quoted market prices.

DAVIS, BENOIT & MCARDLE
Certified Public Accountants

Everett M. Davis, CPA, *Retired*
James N. Benoit, CPA
Joseph L. McArdle, Jr., CPA

163 Front Street ~ P.O. Box 1037
Marion, Massachusetts 02738
Phone: (508) 748-1611
Fax: (508) 748-2216

Independent Auditor's Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

Board of Directors
American Research & Management Co.
Marion, Massachusetts

We have audited the accompanying financial statements of American Research & Management Co. (a Delaware Corporation) as of and for the year ended September 30, 2002, and have issued our report thereon dated November 15, 2002. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Davis, Benoit & McArdle

Davis, Benoit & McArdle
Certified Public Accountants

Marion, Massachusetts
November 15, 2002

Schedule I

American Research & Management Co.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of September 30, 2002

Net Capital	
Stockholders' equity	$215,250
Additions	
A) Liabilities subordinated to claims of general creditors allowable in computation of net capital	180,000
B) Other allowable credits - deferred tax liability	6,784
	402,034
Deductions	
Non Allowable Assets	
Investments	(3,300)
Furniture, equipment and leasehold improvements	(25,250)
Prepaid expenses	(8,276)
Net Capital before Haircuts on Securities Positions	365,208
Haircuts on Securities	5,821
Net Capital	$359,387
Aggregate Indebtedness	
Payable to customers and related parties	$ 17,072
Income taxes payable	3,415
Accounts payable and accrued expenses	132,912
Total Aggregate Indebtedness	$153,399
Computation of Basic Net Capital Requirement	
Minimum net capital required (6 2/3% of aggregate indebtedness or $250,000, whichever is greater)	$250,000
Excess net capital @ 1,000%	$344,047
Ratio ÷ Aggregate indebtedness to net capital	.43 to 1

Schedule I (Continued)

American Research & Management Co.

Reconciliation of Aggregate Indebtedness and
Net Capital between FOCUS Part IIA and
Audited Financial Statements

As of September 30, 2002

Reconciliation with Company's Computation
(included in Part II of Form X-17A-5 as of
September 30, 2002)

	Aggregate Indebtedness	Net Capital
As Stated in FOCUS Part II (Unaudited)	$153,399	$359,387
Audit Adjustment	-	-
As Adjusted per Previous Page	$153,399	$359,387

Schedule II

American Research & Management Co.

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

As of September 30, 2002

Credit Balances	
Free credit balances and other credit balances in customers' security accounts	$ 17,072
Total Credit Items	17,072
Debit Balances	-
Reserve Computation	
Excess of total credits over total debits	$ 17,072
Required deposit	$ 17,925
Amount on deposit in reserve bank account	$120,000

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of September 30, 2002

Excess total credits over total debits as reported in Company's Part II FOCUS Report	$ 17,072
Excess per this computation	$ 17,072

Schedule III

American Research & Management Co.

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

As of September 30, 2002

As of September 30, 2002, the Corporation was in control of certain customer securities. The State Street Bank and Trust Company, who acts as custodian for these securities, acknowledges that the delivery to customers of securities held by the custodian will not require the payment of money or value and that the securities in its custody or control are not subject to any right, charge, security interest, lien or claim of any kind in favor of the bank or any person claiming by, through or under it.

DAVIS, BENOIT & MCARDLE
Certified Public Accountants

Everett M. Davis, CPA, *Retired*
James N. Benoit, CPA
Joseph L. McArdle, Jr., CPA

163 Front Street ~ P.O. Box 1037
Marion, Massachusetts 02738
Phone: (508) 748-1611
Fax: (508) 748-2216

Independent Auditor's Report on Internal Control Required by SEC Rule 17-a-5

Board of Directors
American Research & Management Co.
Marion, Massachusetts

In planning and performing our audit of the financial statements and supplemental schedules of American Research & Management Co. (a Delaware Corporation) for the year ended September 30, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness(or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2002, to meet the SEC's objectives.

Independent Auditor's Report on Internal
Control Required by SEC Rule 17-a-5 (Concluded)

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Davis, Benoit & McArdle

Davis, Benoit & McArdle
Certified Public Accountants

Marion, Massachusetts
November 15, 2002